BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C

April 17, 2015

VIA EDGAR AND FEDERAL EXPRESS

FOIA Confidential Treatment Request

Confidential Treatment Request Pursuant to
17 C.F.R. § 200.83 and the Freedom of
Information Act

W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:	Air Lease Corp.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 1-35121

Dear Mr. Cash:

On behalf of Air Lease Corp., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated April 3, 2015 (the “Comment Letter”), regarding the above referenced Form 10-K (the “Form 10-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Division of Corporation Finance Securities and Exchange Commission April 17, 2015 ALC CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY AIR LEASE CORP.

Form 10-K

General

1.            You indicate on page 80 of the 10-K that Alitalia contributed 11% of your rental flight equipment revenue in 2012. Alitalia offers on its website flights serving Sudan. You state, on page 4 of the 10-K, that you provide aircraft to airline customers in markets including Latin America and the Middle East, regions that include Cuba and Syria.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, since your letter to us dated March 11, 2011, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company respectfully advises the Staff that it has had no direct contact with Cuba, Sudan and Syria, the governments of Cuba, Sudan and Syria, or entities controlled by these governments regarding any commercial agreements, arrangements, services or products since the Company’s letter to the Staff dated March 11, 2011, nor does the Company anticipate having any such contact while current U.S. economic sanctions and export controls remain in place.

As noted in the Company’s letter to the Staff dated March 11, 2011 and the Company’s response to comment 2 below, the Company’s form aircraft lease agreement prohibits the use or operation of aircraft in violation of any law applicable to the parties to the lease agreement. The agreement further prohibits the lessee from causing aircraft to be flown or transported to any country to which the export and/or use of the aircraft is not permitted under the laws applicable to the parties to the lease agreement including, the various regulations administered from time to time by the Office of Foreign Assets Control of the U.S. Treasury Department.

Since March 11, 2011, the Company believes that indirect contacts with the referenced countries would be limited to operation by an airline of aircraft leased from the Company or its affiliates on routes to or from such countries in accordance with the lease, and the laws applicable to the parties to the lease agreement.

Division of Corporation Finance Securities and Exchange Commission April 17, 2015 ALC CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY AIR LEASE CORP.

2.            Please tell us whether your agreements with Alitalia and other customers, entered into since your March 2011 letter, prohibit the use of aircraft leased from you on routes serving Cuba, Sudan or Syria and, if not, whether to the best of your knowledge, understanding and belief your aircraft are used or will be used on such routes.

Response:

The Company’s form aircraft lease agreement prohibits the use or operation of aircraft in violation of any law applicable to the parties to the lease agreement. The agreement further prohibits the lessee from causing aircraft to be flown or transported to any airport or jurisdiction if so doing would violate any law applicable to the parties to the lease agreement. Four of the Company’s aircraft on lease to Alitalia-Societá Aerea Italiana S.P.A. (“Alitalia”), organized in Italy, were subject to already existing leases at the time they were acquired by the Company. The Alitalia leases contain provisions substantially similar to the provisions from the Company’s form aircraft lease agreement described above and require the lessee (i) to comply with all laws applicable to the parties to the lease, including all laws applicable to the Company, (ii) to ensure that the aircraft is not used for any illegal purpose and (iii) to not cause or permit the aircraft to proceed to, or remain at, any country to which the export and/or use of Airbus aircraft is not permitted under any sanction orders or legislation promulgated by any country having jurisdiction over the Company.

The Company also has two aircraft on lease with WestJet and Air Canada, each organized in Canada.  The Company’s lease with WestJet permits operations of the aircraft to and from Cuba for the purpose of temporary sojourn that is not otherwise prohibited by applicable law.  The Company’s lease with Air Canada provides that the lessee cannot take any action that would cause the Company to violate any law then applicable provided that such action is not prohibited or sanctioned under the Foreign Extraterritorial Measures Act (Canada) or similar laws.

Item 8. Financial Statements and Supplementary Data

Note 12. Investments, page 88

3.            Please tell us and revise future filings to disclose the amount of gains you recognized on the sale of aircraft to Blackbird or any related party and the amount due from Blackbird or any related party at each balance sheet date. Refer to ASC 850-10-50-1 and Rule 4-08(k) of Regulation S-X.

Division of Corporation Finance Securities and Exchange Commission April 17, 2015 ALC CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY AIR LEASE CORP.

Response:

The Company respectfully submits that during the year ended December 31, 2014, we recognized $9.0 million of gains on the sale of aircraft to Blackbird. As of December 31, 2014, $0.43 million was due from Blackbird to the Company.

The Company confirms that it will revise future filings to disclose the amount of gains recognized on the sale of aircraft to Blackbird or any related party and the amount due from Blackbird or any related party at each balance sheet date.

4.            In regard to your investment in Blackbird, please provide the following additional information:

•                  Provide your consideration as to whether Blackbird is a VIE and, if applicable, how you determined the primary beneficiary;

•                  Explain how you determined you have significant influence;

•                  Tell us the material terms of the aircraft sales agreements with Blackbird, including if the aircraft you sold were subject to lease. Also, to the extent the gains you recognized related to the aircraft you sold to Blackbird were disproportionate to the gains you recognized related to other aircraft sold, explain why; and

•                  Tell us the material terms of the management services agreement with Blackbird.

Response:

The Company respectfully submits that it has evaluated its investment in Blackbird Capital I, LLC (“Blackbird”) and made the following determinations:

The Company determined that Blackbird is a VIE as it meets the condition described in ASC 810-10-15-14(b)(1) that its equity at risk holders lack the power to direct the activities that most economically impact Blackbird.

Specifically, the activities that most significantly impact the economic success of Blackbird include:

•                  ***

•                  ***

•                  ***

•                  ***

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance Securities and Exchange Commission April 17, 2015 ALC CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY AIR LEASE CORP.

•                  ***

The activities stated above specifically pertain to the aircraft assets owned by wholly owned subsidiaries consolidated by Blackbird. The Board of Managers of Blackbird has full power and discretion to manage the day-to-day operations.  The Board of Managers has delegated day-to-day management of Blackbird to the Company as servicer. However, the activities that most significantly impact the economic success of the entity (as outlined above) require approval of the Board of Managers. *** All the activities that most significantly impact the economic success of Blackbird, listed above, require approval of the Board of Managers.

The Company determined that because the Company is not required to hold equity in order to remain as servicer, the decision making rights of the servicer do not arise through ownership of the equity investment but rather are afforded to the servicer through the servicing agreement. Additionally, the Company determined that the decision making rights of the Board of Managers provide the equity holders with substantive participating rights; however, because approval of the Board of Managers is necessary to effect any decisions, such participating rights are not held by a single equity holder. As such the Company determined that the condition in ASC 810-10-15-14(b)(1) is met as there is no single equity holder that has a unilateral ability to exercise substantive participating rights over the manager and therefore the equity holders lack the power through voting rights to direct the activities of Blackbird that most significantly impact Blackbird’s economic performance.

In determining whether or not the Company is the primary beneficiary, the Company noted that while the day-to-day management of Blackbird is performed by the Company as servicer, the Board of Managers has ultimate decision making authority with respect to all of the activities that most significantly impact the economic success of Blackbird. Furthermore, *** Board of Managers, approval *** is required to effect any decisions. Although the Company is both the servicer and an equity holder, all decisions regarding the activities that most significantly impact the economic success of Blackbird require the approval of the Board of Managers. Therefore the Company determined that it is not the primary beneficiary of Blackbird.

•                  The legal structure of Blackbird is more akin to a limited partnership and therefore is subject to the guidance in ASC 323-30-S99-1 which states that if an entity holds more than 3-5% partnership interest in a limited partnership, it is deemed to have significant influence over that partnership and is required to apply the equity method of accounting. Accordingly, as the Company holds 9.5% interest in Blackbird, acts as the servicer for the operations ***, the

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance Securities and Exchange Commission April 17, 2015 ALC CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY AIR LEASE CORP.

Company has significant influence and accounts for its investment in Blackbird using the equity method of accounting.

•                  The Company respectfully submits that the terms of the aircraft sales agreements with Blackbird are substantially similar to sales agreements entered into with unrelated third parties and that the five aircraft sold to Blackbird during the year ended December 31, 2014 were all sold subject to lease. The Company evaluated the terms of the aircraft sales agreements with Blackbird noting the conditions of ASC 840-20-40 and 860-10-40-5 were met and the transactions were appropriately accounted for as sales. The Company evaluated the gains recognized related to the aircraft sold to Blackbird and determined that such gains were not disproportionate to the gains recognized related to other aircraft sold. This determination was made as the Company noted the sales price for the aircraft sold to Blackbird were agreed on by both parties, in line with third party appraisals and the gain amounts and percentages to be in line with aircraft sold to third parties.

•                  The Company respectfully submits that under the management services agreement we will provide general day to day management of Blackbird ***. In exchange for these services the Company receives a market based servicer fee ***. The Company may earn an incentive fee ***.  The servicer fee and incentive fee were evaluated based upon the scope of services provided and compared to selling, general and administrative expense levels of other aircraft leasing companies and fees paid by similar entities and concluded that our fees were within a range of fees observed in the market.

Attached as Exhibit A to this letter is a letter from the Company that contains certain acknowledgements by the Company in connection with this letter.

We request the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley
of O’Melveny & Myers LLP

cc:  Gregory B. Willis, Air Lease Corp.

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance Securities and Exchange Commission April 17, 2015 ALC CTR 001	CONFIDENTIAL TREATMENT REQUESTED BY AIR LEASE CORP.

Exhibit A

Air Lease Corp.
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

April 17, 2015

VIA EDGAR AND FEDERAL EXPRESS

W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:	Air Lease Corp.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 1-35121

Dear Mr. Cash:

This letter is submitted by Air Lease Corp., a Delaware corporation (the “Company”), in connection with the letter submitted today on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 3, 2015, regarding the above referenced Form 10-K. In connection therewith, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 310-553-0555 or gwillis@airleasecorp.com with any questions or comments.

Sincerely,

/s/ Gregory B. Willis

Gregory B. Willis
Chief Financial Officer
Air Lease Corp.